Exhibit 99.1

Pembina Pipeline Corporation Reports Results for the Fourth Quarter and Full Year 2020

Full year results reflect the resilience of Pembina's diversified and highly contracted business; pre-pandemic adjusted EBITDA guidance achieved

All financial figures are in Canadian dollars unless otherwise noted. This news release refers to certain financial measures that are not defined by Generally Accepted Accounting Principles ("GAAP"), including net revenue; adjusted earnings before interest, taxes, depreciation and amortization ("adjusted EBITDA"); cash flow from operating activities per common share; adjusted cash flow from operating activities; and adjusted cash flow from operating activities per common share. For more information see "Non-GAAP Measures" herein

CALGARY, AB, Feb. 25, 2021 /CNW/ - Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL) (NYSE: PBA) announced today its financial and operating results for the fourth quarter and full year 2020.

Financial and Operational Overview

	3 Months Ended December 31		12 Months Ended December 31
($ millions, except where noted) (unaudited)	2020	2019(3)	2020	2019(3)
Infrastructure and other services revenue	798	662	2,997	2,426
Product sales revenue	896	1,092	3,205	4,804
Total Revenue	1,694	1,754	6,202	7,230
Net revenue(1)	954	837	3,444	3,120
Earnings (loss)	(1,216)	150	(316)	1,507
Earnings (loss) per common share – basic (dollars)	(2.28)	0.22	(0.86)	2.69
Earnings (loss) per common share – diluted (dollars)	(2.28)	0.22	(0.86)	2.68
Cash flow from operating activities	766	728	2,252	2,532
Cash flow from operating activities per common share – basic (dollars)(1)	1.39	1.41	4.10	4.94
Adjusted cash flow from operating activities(1)	603	576	2,289	2,234
Adjusted cash flow from operating activities per common share – basic (dollars)(1)	1.10	1.11	4.16	4.36
Common share dividends declared	346	314	1,385	1,213
Dividends per common share (dollars)	0.63	0.60	2.52	2.36
Capital expenditures	161	429	1,029	1,645
Total volume (mboe/d)(2)	3,614	3,577	3,500	3,451
Adjusted EBITDA(1)	866	787	3,281	3,061

(1)	Refer to "Non-GAAP Measures".
(2)	Total revenue volumes. Revenue volumes are physical volumes plus volumes recognized from take-or-pay commitments. Volumes are stated in thousand barrels of oil equivalent per day ("mboe/d"), with natural gas volumes converted to mboe/d from millions of cubic feet per day ("MMcf/d") at a 6:1 ratio.
(3)	Comparative 2019 period has been restated. See "Voluntary Change in Accounting Policy" in Pembina's Management's Discussion and Analysis, for the three and twelve months ended December 31, 2020 ("MD&A") and Note 3 to the Consolidated Financial Statements for the three and twelve months ended December 31, 2020.

Financial and Operational Overview by Division

	3 Months Ended December 31				12 Months Ended December 31
	2020		2019		2020		2019
($ millions, except where noted)	Volumes(1)	Adjusted EBITDA(2)	Volumes(1)	Adjusted EBITDA(2)	Volumes(1)	Adjusted EBITDA(2)	Volumes(1)	Adjusted EBITDA(2)
Pipelines	2,730	577	2,667	467	2,623	2,208	2,566	1,854
Facilities	884	255	910	254	877	1,012	885	955
Marketing & New Ventures(3)	—	75	—	120	—	193	—	423
Corporate	—	(41)	—	(54)	—	(132)	—	(171)
Total	3,614	866	3,577	787	3,500	3,281	3,451	3,061

(1)	Volumes for Pipelines and Facilities divisions are revenue volumes, which are physical volumes plus volumes recognized from take-or-pay commitments. Volumes are stated in mboe/d, with natural gas volumes converted to mboe/d from MMcf/d at a 6:1 ratio.
(2)	Refer to "Non-GAAP Measures".
(3)	Marketed natural gas liquids ("NGL") volumes are excluded from Volumes to avoid double counting. Refer to "Marketing & New Ventures Division" in Pembina's MD&A for further information.

Financial & Operational Highlights

Adjusted EBITDA

Change in Full Year Adjusted EBITDA ($ millions)(1)

Change in Full Year Adjusted EBITDA ($ millions)(1) (CNW Group/Pembina Pipeline Corporation)

(1)	Comparative 2019 period has been restated. See "Voluntary Change in Accounting Policy" in Pembina's MD&A and Note 3 to the Consolidated Financial Statements for the three and twelve months ended December 31, 2020.

Pembina reported record fourth quarter adjusted EBITDA of $866 million and record full year adjusted EBITDA of $3,281 million, representing a ten percent and seven percent increase, respectively, over the same periods in the prior year and within its original guidance range.

Fourth quarter and annual adjusted EBITDA were positively impacted primarily by contributions from the assets acquired in the Kinder Acquisition; Duvernay II, Phase VI Expansion and Empress infrastructure coming into service in November 2019, June 2020 and October 2020, respectively; lower operating expenses in Pipelines; and lower general & administrative expenses. In addition, relative to the prior year, both periods were negatively impacted by lower margins on crude oil sales and a lower contribution from Alliance Pipeline due to a narrower AECO-Chicago natural gas price differential.

Fourth quarter adjusted EBITDA also was positively impacted by higher deferred revenue recognized on the Peace Pipeline system and from monetizing a portion of storage positions built up during the second and third quarters of 2020 in Marketing & New Ventures.

Full year adjusted EBITDA was negatively impacted by lower margins on NGL sales, a lower contribution from Aux Sable as a result of lower NGL margins, offset by higher realized gains on commodity-related derivatives.

Earnings

Change in Full Year Earnings ($ millions)(1)

Change in Full Year Earnings ($ millions)(1) (CNW Group/Pembina Pipeline Corporation)

(1)	Comparative 2019 period has been restated. See "Voluntary Change in Accounting Policy" in Pembina's MD&A and Note 3 to the Consolidated Financial Statements for the three and twelve months ended December 31, 2020.

Pembina recorded a loss in the fourth quarter of $1,216 million and a loss for the full year of $316 million compared to earnings of $150 million and $1,507 million, respectively, in the same periods in the prior year.

In addition to the factors impacting adjusted EBITDA, as noted above, earnings in both periods were negatively impacted by $1.6 billion of non-cash after-tax impairments recognized in the CKPC joint venture, as well as investments in Ruby and Jordan Cove. Both periods were also negatively impacted by higher unrealized losses on commodity-related derivatives.

Full year earnings also were positively impacted by other income associated with the Canadian Emergency Wage Subsidy and negatively impacted by increased net finance costs due to higher interest expense, driven by higher average debt levels from the Kinder Acquisition, and foreign exchange losses on the repayment of U.S. dollar denominated debt.

Excluding impairments and the associated deferred tax recovery, earnings for the fourth quarter and full year would have been $338 million and $1,238 million, respectively.

Cash Flow From Operating Activities

Cash flow from operating activities of $766 million for the fourth quarter and $2,252 million for the full year were an increase of five percent and a decrease of 11 percent, respectively, over the same periods in the prior year.

The increase in the fourth quarter was primarily driven by an increase in operating results after adjusting for non-cash items, largely due to the Kinder Acquisition, and a decrease in taxes paid, partially offset by higher net interest paid, changes in non-cash working capital and lower distributions from equity accounted investees.

The full year decrease was due primarily to a change in non-cash working capital, an increase in taxes paid, a decrease in distributions from equity accounted investees and an increase in net interest paid, partially offset by the increase in operating results after adjusting for non-cash items.

On a per share (basic) basis, cash flow from operating activities for the fourth quarter and full year 2020 decreased by one percent and 17 percent, respectively, compared to the same periods in the prior year due to the same factors, as well as the additional common shares issued pursuant to the Kinder Acquisition.

Adjusted Cash Flow From Operating Activities

Record quarterly and record full year adjusted cash flow from operating activities of $603 million and $2,289 million, respectively, represent five percent and two percent increases, respectively, over the same periods in the prior year. The increases are due to the factors impacting cash flow from operating activities, discussed above, net of the change in non-cash working capital, taxes paid and accrued share-based payments. In addition, the fourth quarter impact was partially offset by higher current tax expense and the full year impact was partially offset by an increase in preferred share dividends following the Kinder Acquisition.  On a per share (basic) basis, adjusted cash flow from operating activities for the fourth quarter and full year decreased by one percent and five percent, respectively, compared to the same periods in the prior year due to the same factors, as well as the additional common shares issued pursuant to the Kinder Acquisition.

Volumes

Total volume of 3,614 mboe/d for the fourth quarter and 3,500 mboe/d for the full year represent approximately one percent increases over the same periods in the prior year. As discussed in further detail below, the positive contributions from assets acquired in the Kinder Acquisition and new assets coming into service were partially offset by lower interruptible volumes on certain Pipelines assets, as a result of a lower commodity price environment, and lower volumes in certain Facilities assets due to lower supply volumes, scheduled turnarounds and COVID-19 related factors.

Divisional Highlights

  Pipelines reported adjusted EBITDA for the fourth quarter of $577 million and $2,208 million for the full year, which represents 24 percent and 19 percent increases, respectively, compared to the same periods in the prior year. The fourth quarter was positively impacted by higher revenue associated with Cochin Pipeline and Edmonton Terminals following the Kinder Acquisition, combined with higher deferred revenues recognized on the Peace Pipeline system and Phase VI Expansion coming into service in June 2020, partially offset by a slightly lower contribution from Alliance Pipeline due to the narrower AECO-Chicago natural gas price differential. The full year increase was largely due to the same items impacting the fourth quarter, combined with lower operating expenses on the conventional pipeline assets.

  Pipelines volumes of 2,730 mboe/d in the fourth quarter and 2,623 mboe/d for the full year, represent two percent increases compared to the same periods in the prior year. Volumes in both periods were positively impacted by the contribution from Cochin Pipeline following the Kinder Acquisition and Phase VI Expansion coming into service. These factors were partially offset by lower interruptible volumes on Drayton Valley Pipeline and Peace Pipeline due to market conditions. Additionally, fourth quarter volumes were positively impacted by higher deferred revenues recognized on the Peace Pipeline system, partially offset by lower interruptible volumes on Ruby Pipeline. Full year volumes were also negatively impacted by lower interruptible volumes on Alliance Pipeline.
  Facilities reported adjusted EBITDA of $255 million for the fourth quarter and $1,012 million for the full year, which represents consistent results and a six percent increase, respectively, over the same periods in the prior year. The fourth quarter was positively impacted by the increased contribution from Vancouver Wharves following the Kinder Acquisition and Duvernay II and Empress infrastructure being placed into service in November 2019 and October 2020, respectively, largely offset by lower revenue at Resthaven Facility and Cutbank Complex as a result of lower capital fees and lower volumes at the Younger facility. The full year was positively impacted by assets placed into service, combined with lower general & administrative expenses, as a result of lower long-term incentive costs.

  Facilities volumes of 884 mboe/d in the fourth quarter and 877 mboe/d for the full year, represent a three percent and one percent decrease, respectively, compared to the same periods in the prior year. The quarterly and full year decreases were primarily due to lower volumes at the Younger facility due to regularly scheduled maintenance and lower gas feedstock availability, combined with lower volumes at Veresen Midstream as a result of deferred drilling and completions by a key customer due to COVID-19 restrictions, partially offset by volumes associated with Duvernay II being placed into service.
  Marketing & New Ventures reported fourth quarter adjusted EBITDA of $75 million and $193 million for the full year, which represents a 38 percent and 54 percent decrease, respectively, compared to the same periods in the prior year. Both periods were impacted by lower margins on crude oil sales as a result of the lower crude oil prices relative to 2019. In addition, the fourth quarter was negatively impacted by a realized loss on commodity-related derivatives due to higher NGL market prices, compared to a realized gain in the prior period. The full year decrease was also a result of lower propane prices and frac spreads during 2020, lower revenues at Aux Sable as a result of lower NGL margins and a narrower AECO-Chicago natural gas price differential, partially offset by higher realized gains on commodity-related derivatives and lower general & administrative and other expenses, due to cost saving initiatives.

  NGL marketed volumes of 207 mboe/d in the fourth quarter and 182 mboe/d for the full year, represent a nine percent increase and four percent decrease, respectively, compared to the same periods in the prior year. Marketed NGL volumes for the fourth quarter increased as Pembina monetized a portion of the storage positions that were built up during the second and third quarters of 2020, combined with increased volumes at Aux Sable due to higher ethane sales. Full year marketed NGL volumes were lower as Pembina built up NGL storage positions during the second and third quarters of 2020 when commodity prices were at the lowest levels, largely offset by higher marketed NGL volumes during the fourth quarter and increased ethane volumes at Aux Sable.

Executive Overview

Pembina entered 2020 with a great deal of momentum and enthusiasm as we had recently completed a strategic value chain acquisition, were successfully executing our strategy to access global markets, and had $5.8 billion of secured growth projects underway. Like many other companies, Pembina was soon faced with the challenge of responding to the COVID-19 pandemic and the decline in global energy prices. Given the tremendous uncertainty and potential risks, it was incumbent on Pembina to react quickly and decisively, and we did just that. Our response included permanently reducing our operating and administrative cost structure by $100 million annually as well as reducing our capital investment budget by $1 billion. We were steadfast in our assertion that we would remain within our pre-pandemic guidance range, albeit near the low end. It would turn out that these targets were all exceeded by year end. Pembina takes great pride in consistently doing what it says it will do.

Our commitment to our four stakeholder groups – employees, customers, investors and communities - was never more important than it was in 2020 and our response to the pandemic focused on protecting each of their interests:

  Our first priority was the health of our employees and communities. We are pleased to report that the Company has not experienced any operational disruptions to its assets as a result of COVID-19 and despite all the new pandemic-related risks and additional considerations, Pembina had its best safety record ever in 2020. Further, we took all necessary steps to limit the spread of COVID-19 within our communities while fulfilling our role as an essential service provider;
  Our strong safety performance led to our ability to provide uninterrupted service to customers, processing and transporting all product tendered, and thus supporting their cash flow during a difficult year. We also engaged in extensive discussions throughout the year to affirm our customers' short- and long-term infrastructure needs and thanks to long-standing and strong relationships, we struck new bargains that were good for our customers and for Pembina;
  For our investors, we took bold steps to protect our balance sheet, preserve our BBB credit rating, and ensure we had the available liquidity to weather an uncertain storm. We were pleased to have increased the common share monthly dividend in early 2020 and maintain that dividend even after the onset of the pandemic. More than ever, we take pride in the fact that our dividend has never been reduced; and
  For our communities, we delivered on all commitments made, matured our environmental, social and governance ("ESG") reporting and strategy, and continued to advance many projects with these communities during a challenging time.

If there is a silver lining to be found in 2020, it would be a clear validation of our long-term strategy, diversification efforts and steadfast commitment to the Company's financial guardrails. The resilience, stability and predictability of Pembina's business, were once again proven, as they were during the 2009 financial crisis and 2015 commodity price downturn. In each of these challenging years, Pembina continued to grow adjusted EBITDA. In 2020, the COVID-19 pandemic drove commodity prices lower and prompted unprecedented defensive actions by our producer customers. However, given the ingenuity of our customers and the exceptional geology they sit upon; the highly diversified nature of our Company across commodities, geographies, and customers; the highly contracted nature of our assets; our frac spread hedging program; as well as substantial cost savings achieved throughout the business, Pembina delivered adjusted EBITDA of approximately $3.3 billion, which is within our pre-pandemic guidance range and at 97 percent of the midpoint of that range.

Some of the challenges we faced in 2020 were related to asset impairments. We were forced to acknowledge that due to COVID-19, alongside changing commodity price dynamics, combined with evolving political priorities, Pembina recognized an impairment in the value of certain assets, including our investments in Ruby, Jordan Cove, and our CKPC petrochemical investment. We believe these opportunities remain in strategy, make economic sense when de-risked, and are aligned with Pembina's ESG priorities. We believe the time for these projects may come; however, we can sadly no longer predict with certainty when that time will be and hence were compelled to reflect their impairments in our 2020 financial statements through a non-cash charge.

Having successfully navigated 2020 and emerged in a position of strength, our focus turns to 2021 and beyond. While COVID-19 is still an urgent global concern and much uncertainty remains, there has been significant progress made on understanding and mitigating the threat, and there is a growing expectation of a return to some normalcy and associated rising energy demand at some point this year. In 2020, Pembina effectively 'hit the pause button', but in 2021 renewed optimism gives us the confidence to 'hit play' once again. This view is informed by the following:

  'Advantage Canada'. New third-party export options in the form of Trans Mountain Pipeline expansion, LNG Canada, Enbridge's Line 3 Replacement, and Pembina's and third-party NGL export terminals will collectively improve relative pricing for Canadian hydrocarbons, support future growth in the Western Canadian Sedimentary Basin ("WCSB") and provide new opportunities for Pembina. Further, Canadian producers, particularly the mid-size companies, have emerged from 2020 stronger on average than their U.S. peers, given their balance sheet repair programs started much earlier, resulting in comparably stronger balance sheets. They also have a proven ability to live within their own cash flow and enjoy lower production decline rates;
  Overall, WCSB activity levels have stabilized and are increasing, with a particularly promising growth outlook for the northeast British Columbia Montney and Alberta Duvernay areas, where Pembina provides most of its services;
  Physical throughput on Pembina's systems remains stable and trending upward, providing an encouraging start to the new year. Further, with many of Pembina's systems currently operating at, or near, take-or-pay levels, and given various pipeline capacity optimization opportunities available to Pembina, there is tremendous operational leverage, or 'torque', as incremental volumes arising from an economic recovery will contribute directly to the Company's financial results, while at the same time lowering per unit costs to customers; and
  The first two months of the new year have seen stronger commodity prices, allowing for a further degree of cautious optimism for both our customers' and Pembina's 2021 financial outlooks, both in terms of volume growth and Pembina's marketing activities.

Pembina acknowledges the need to contribute to reducing global emissions, part of the 'E' in ESG. We have committed to reducing the carbon intensity of each business we operate. By the end of 2021, Pembina will have taken concrete action in this area and published 5-year emission targets. That said, ESG is more than the 'E'. We are on track to continuously improve in the areas of the 'S' and the 'G' also. We recently published a comprehensive ESG update and will continue to move methodically forward on all fronts in the year to come. As an example, at our Prince Rupert Terminal, Pembina invested heavily and together with the City of Prince Rupert removed a toxic and abandoned pulp mill, replacing it with a new propane export terminal.

Safety led to operational reliability, and together with prudent financial stewardship through 2020 this put Pembina in a strong financial position and set the groundwork for 2021 and a return to accretive growth. Following the pandemic-related project deferrals earlier in the year, we were delighted in December to announce the reactivation of the improved Phase VII Expansion of the Peace Pipeline system and Empress Co-generation Facility. The other Peace Pipeline expansion projects, namely the Phase VIII Expansion and Phase IX Expansion, remain deferred, during which time we are also improving them. The initial contracts supporting the projects are still in place and there are ongoing negotiations for incremental capacity. We are also carefully evaluating our deferred Prince Rupert Terminal Expansion project. We are making good use of the deferral period and are now considering a larger expansion of the facility and the use of larger vessels, which will provide even greater value to customers by improving economies of scale and lowering per unit lifting and vessel transport costs to premium markets. Pembina expects to make a decision in the second half of 2021 to re-activate all three projects. Taken together they are indicative of the growth opportunities afforded by Pembina's industry-leading footprint, even during a period of more moderated industry growth.

We are very excited about the start-up of our propane export facility, the Prince Rupert Terminal, which will come into service near the end of the first quarter. This project is important as it represents our first export facility and will provide customers with improved access to more international markets and attract higher pricing for their propane. Pembina remains committed to its global market access strategy and helping to ensure that hydrocarbons produced in the WCSB, and the other basins where the Company operates, can reach the highest value markets throughout the world. The combination of Pembina's integrated value chain and the west coast of North America's proximity to Asian markets and that continent's growing energy demand means we are well positioned to deliver value to both our producer customers and end users.

In addition to our announced projects, we are working on an extensive portfolio of unsecured opportunities, which are all accretive and collectively comprise over $4 billion of potential capital investment, including both brownfield and greenfield projects. Momentum with customers behind these opportunities continues to build and we are confident in the trajectory.

At the low end of the our $3.2 to $3.4 billion 2021 adjusted EBITDA guidance range, Pembina's capital program is fully funded by cash flow after dividends. Towards the middle and upper end of the guidance range, we expect to generate excess discretionary cash flow. Pembina has a history of disciplined and strategic capital allocation. This includes a strong track record of generating long-term shareholder value through capital investment and we will continue to prioritize growth projects with attractive risk-adjusted returns. Investing in growth projects enhances our capabilities, extends the longevity of Pembina's long-term, stable cash flow streams and increases our efficiency through economies of scale, which can be shared with customers. When we grow, either organically or by acquisition, we invariably improve the 'goods available in the Pembina Store'. Absent those growth opportunities, excess cash flow will be available for debt reduction, opportunistic common share repurchases, or dividend increases, depending on market circumstances.

In 2020, Pembina proved once again that we are resilient, agile and capable of safely and reliably delivering services which are vital to the world and which we are proud to supply. While much uncertainty remains, Pembina's track record across all stakeholder groups speaks for itself, and we are well positioned to navigate 2021. Pembina led our industry with a decade-long run of outperformance prior to 2020. Following a pandemic-driven pause, we are ready to begin again and are working hard for another 10-year run. We anticipate 2021 to be a turn-around year with a return to a more traditional growth trajectory in 2022. We will not waver in our commitment to long-term value creation that benefits each of our stakeholder groups and we are optimistic about the future and the many opportunities in front of us.

Projects and New Developments1

Pipelines:

  As previously announced during the quarter, Pembina re-activated its Phase VII Expansion ("Phase VII"). The capital cost estimate for Phase VII has been revised lower, by approximately $175 million, to $775 million, reflecting a reimagining of the project to optimize the scope with customers' current development plans and transportation requirements. The initial capacity of Phase VII has been reduced from the previous 240,000 barrels per day ("bpd"), to 160,000 bpd, however, the ability to quickly and efficiently return the project to its original capacity has been retained. The lower capital cost reflects fewer pump stations, as well as additional savings achieved through value engineering and an optimized construction and procurement strategy. Phase VII is trending on budget with an expected in-service date in the first half of 2023.
  As previously announced, in response to the COVID-19 pandemic, the resulting economic slowdown and decreased demand for crude oil and NGL, Pembina made the decision to defer some of its expansion projects including the Phase VIII Expansion and Phase IX Expansion. While these two projects remain deferred, the initial contracts supporting the projects are still in place and there remain strong indications of interest for incremental capacity. Value engineering work is ongoing and given strong customer interest, Pembina expects to make a decision in the second half of 2021 to re-activate these projects.
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(1)	For further details on the Company's significant assets, including definitions for capitalized terms used herein that are not otherwise defined, refer to Pembina's Annual Information Form filed at www.sedar.com (filed with the U.S. Securities and Exchange Commission at www.sec.gov under Form 40-F) and on Pembina's website at www.pembina.com.

Facilities:

  During the quarter, Pembina completed the start up of new fractionation and terminalling facilities at the Empress NGL Extraction Facility. This project was placed into service on time and on budget. These new assets add approximately 30,000 bpd of propane-plus fractionation capacity and enable Pembina to optimize propane marketing from the facility between eastern and western markets.
  During the quarter, Pembina completed the start up of Duvernay III, which includes a 100 MMcf/d sweet gas, shallow cut processing train; 20,000 bpd of inlet condensate stabilization; and other associated infrastructure. The project was placed into service on time and under budget.
  As previously announced during the quarter, Pembina re-activated its Empress Co-generation Facility. This is the Company's second co-generation project following the very successful development of a co-generation facility at the Redwater Complex. The project has a capital budget of $120 million and is trending on budget with an expected in-service date in the first quarter of 2023.
  As previously announced during the quarter, Pembina has acquired an additional 11.25 percent interest in the Pembina Empress Extraction Plant, of which Pembina currently is the majority owner and operator. The acquisition provides Pembina with 135 MMcf/d of incremental ethane-plus extraction capacity at the Empress facility.
  Development continues at Pembina's Prince Rupert Terminal located on Watson Island, British Columbia. The approximately 25,000 bpd project will primarily source propane from the Company's Redwater Complex. Marine, rail, sphere, and mechanical construction is nearing completion, and electrical construction and commissioning activities are in progress. The project has a capital budget of $250 million and is over budget with an expected in-service date in the first quarter of 2021.
  The Prince Rupert Terminal Expansion project remains deferred. Engineering of the expansion is well advanced and Pembina expects to make a final investment decision in the second half of 2021.
  Construction of the Hythe Developments project, consisting of natural gas gathering and processing infrastructure in the Pipestone Montney region, was completed during the quarter. The project is awaiting a third-party tie-in and is expected to be in service in the first quarter of 2021.

Marketing & New Ventures

  As previously announced, Pembina and its partner, Petrochemical Industries Company K.S.C. have indefinitely suspended the integrated propane dehydration ("PDH") plant and polypropylene upgrading facility through their joint venture, CKPC. While Pembina continues to believe in the strategic rationale of this project, this decision reflects the significant risks arising from the ongoing COVID-19 pandemic, most notably with respect to costs under the lump sum contract for construction of the PDH plant, which remains under a force majeure condition. CKPC is working through a process to manage, defer or cancel existing agreements with, among others, the lump-sum consortium, lenders, and technology licensors, in order to minimize the need for additional capital contributions. CKPC will continue to take action to safeguard its existing investment associated with long-lead equipment and intellectual property. As a result of the project suspension Pembina recognized an impairment on its investment in the joint venture during the fourth quarter. The Company remains committed to its global market access strategy and helping to ensure that hydrocarbons produced in the WCSB, and the other basins where the Company operates, can reach the highest value markets throughout the world. We remain equally committed to supporting further development of the petrochemical industry in Alberta and are ideally positioned to do so as the leading transporter of ethane in the province of Alberta.
  In light of current regulatory and political uncertainty, Pembina recognized an impairment in its investment in Jordan Cove and is evaluating the path forward. The Company continues to believe in the strategic rationale of Jordan Cove, which would be the first U.S. west coast LNG facility and would benefit from advantaged access to Asian markets. Additionally, the project would bring significant economic benefits to Oregon and contribute to reducing global greenhouse gas emissions by displacing the use of coal globally.

Financing

  On November 2, 2020, Pembina announced that it did not intend to exercise its right to redeem the nine million Cumulative Redeemable Rate Reset Class A Preferred Shares, Series 9 ("Class A Preferred Shares, Series 9") outstanding on December 1, 2020. The annual dividend rate for the Class A Preferred Shares, Series 9 for the five-year period from and including December 1, 2020 to, but excluding, December 1, 2025 is 4.302 percent.
  Subsequent to quarter end, on January 25, 2021, Pembina closed an offering of $600 million of Fixed-to-Fixed Rate Subordinated Notes, Series 1 (the "Subordinated Notes, Series 1"). The Subordinated Notes, Series 1 have a fixed coupon of 4.80 percent per annum, are payable semi-annually and mature on January 25, 2081.
  Subsequent to quarter end, on January 25, 2021, Pembina announced its intention to redeem all of its 6,800,000 issued and outstanding Cumulative Redeemable Minimum Rate Reset Class A Preferred Shares, Series 11 (the "Class A Preferred Shares, Series 11") on March 1, 2021 for a redemption price equal to $25.00 per Class A Preferred Shares, Series 11, less any tax required to be deducted or withheld by the Company.

Dividends

  Pembina declared and paid dividends of $0.21 per common share in October, November and December 2020 for the applicable record dates.
  Pembina declared and paid quarterly dividends per Class A Preferred Share of: Series 1: $0.306625; Series 3: $0.279875; Series 5: $0.285813; Series 7: $0.27375; Series 9: $0.296875; Series 11: $0.359375; Series 13: $0.359375; and Series 21: $0.30625 to shareholders of record as of November 2, 2020. Pembina also declared and paid quarterly dividends per Class A Preferred Share of: Series 15: $0.279; Series 17: $0.301313; and Series 19: $0.29275 to shareholders of record on December 15, 2020. Pembina also declared and paid quarterly dividends per Class A Preferred Share of Series 23: $0.328125; and Series 25: $0.3250 to shareholders of record on November 2, 2020.

Fourth Quarter 2020 Conference Call & Webcast

Pembina will host a conference call on Friday, February 26, 2021 at 8:00 a.m. MT (10:00 a.m. ET) for interested investors, analysts, brokers and media representatives to discuss results for the fourth quarter of 2020. The conference call dial-in numbers for Canada and the U.S. are 647-427-7450 or 888-231-8191. A recording of the conference call will be available for replay until March 5, 2021 at 11:59 p.m. ET. To access the replay, please dial either 416-849-0833 or 855-859-2056 and enter the password 9683262.

A live webcast of the conference call can be accessed on Pembina's website at pembina.com under Investor Centre/ Presentation & Events, or by entering:

https://produceredition.webcasts.com/starthere.jsp?ei=1354433&tp_key=5d1cdd55ec in your web browser. Shortly after the call, an audio archive will be posted on the website for a minimum of 90 days.

About Pembina

Pembina is a leading transportation and midstream service provider that has been serving North America's energy industry for more than 65 years. Pembina owns an integrated system of pipelines that transport various hydrocarbon liquids and natural gas products produced primarily in western Canada. The Company also owns gas gathering and processing facilities; an oil and natural gas liquids infrastructure and logistics business; and is growing an export terminals business. Pembina's integrated assets and commercial operations along the majority of the hydrocarbon value chain allow it to offer a full spectrum of midstream and marketing services to the energy sector. Pembina is committed to identifying additional opportunities to connect hydrocarbon production to new demand locations through the development of infrastructure that would extend Pembina's service offering even further along the hydrocarbon value chain. These new developments will contribute to ensuring that hydrocarbons produced in the Western Canadian Sedimentary Basin and the other basins where Pembina operates can reach the highest value markets throughout the world.

Purpose of Pembina:

To be the leader in delivering integrated infrastructure solutions connecting global markets;

  Customers choose us first for reliable and value-added services;
  Investors receive sustainable industry-leading total returns;
  Employees say we are the 'employer of choice' and value our safe, respectful, collaborative and fair work culture; and
  Communities welcome us and recognize the net positive impact of our social and environmental commitment.

Pembina is structured into three Divisions: Pipelines Division, Facilities Division and Marketing & New Ventures Division.

Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.

Forward-Looking Statements and Information

This document contains certain forward-looking statements and forward looking information (collectively, "forward-looking statements"), including forward-looking statements within the meaning of the "safe harbor" provisions of applicable securities legislation, that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "continue", "anticipate", "schedule", "will", "expects", "estimate", "potential", "planned", "future", "outlook", "strategy", "protect", "trend", "commit", "maintain", "focus", "ongoing", "believe" and similar expressions suggesting future events or future performance.

In particular, this document contains forward-looking statements, including certain financial outlooks, pertaining to, without limitation, the following: Pembina's corporate strategy and the development of new business initiatives and growth opportunities and the expected timing thereof; expectations about industry activities and development opportunities; expectations about future demand for Pembina's infrastructure and services; plans regarding impaired assets or investments; the timing of when Pembina expects to publish 5-year greenhouse gas emissions targets; planning, construction, capital expenditure estimates, schedules, locations,  expected capacity, incremental volumes, completion and in-service dates, rights, activities and operations with respect to the construction of, or expansions on, existing pipelines systems, gas services facilities, processing and fractionation facilities, terminalling, storage and hub facilities and other facilities or energy infrastructure, as well as the impact of Pembina's projects on its future financial performance; pipeline, processing, fractionation and storage facility and system operations and throughput levels; decisions and activities related to deferred projects; budget trends; the impact of current market conditions on Pembina; expectations regarding adjusted EBITDA; expected sources of liquidity; expected cost savings and Pembina's ability to maintain such cost savings into the future; expectations regarding Pembina's NGL storage positions and its intentions with respect thereto; expected volumes across Pembina's conventional pipelines business; levels and types of contracted volumes; Pembina's options for allocating capital;  expected future cash flows and the sufficiency thereof to fund Pembina's capital program.

The forward-looking statements are based on certain assumptions that Pembina has made in respect thereof as at the date of this news release regarding, among other things: oil and gas industry exploration and development activity levels and the geographic region of such activity; the success of Pembina's operations; prevailing commodity prices, interest rates, carbon prices, tax rates and exchange rates; the ability of Pembina to maintain current credit ratings; the availability of capital to fund future capital requirements relating to existing assets and projects; future operating costs; geotechnical and integrity costs; that any third-party projects relating to Pembina's growth projects will be sanctioned and completed as expected; that any required commercial agreements can be reached; that all required regulatory and environmental approvals can be obtained on the necessary terms in a timely manner; that counterparties will comply with contracts in a timely manner; that there are no unforeseen events preventing the performance of contracts or the completion of the relevant facilities; that there are no unforeseen material costs relating to the facilities which are not recoverable from customers; prevailing regulatory, tax and environmental laws and regulations; maintenance of operating margins; the amount of future liabilities relating to lawsuits and environmental incidents; and the availability of coverage under Pembina's insurance policies (including in respect of Pembina's business interruption insurance policy).

Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties including, but not limited to: the regulatory environment and decisions and Indigenous and landowner consultation requirements; the impact of competitive entities and pricing; reliance on third parties to successfully operate and maintain certain assets; labour and material shortages; reliance on key relationships and agreements; the strength and operations of the oil and natural gas production industry and related commodity prices; non-performance or default by counterparties to agreements which Pembina or one or more of its affiliates has entered into in respect of its business; actions by governmental or regulatory authorities, including changes in tax laws and treatment, changes in royalty rates, climate change initiatives or policies or increased environmental regulation; fluctuations in operating results; adverse general economic and market conditions in Canada, North America and worldwide, including changes, or prolonged weaknesses, as applicable, in interest rates, foreign currency exchange rates, commodity prices, supply/demand trends and overall industry activity levels; risks relating to the current and potential adverse impacts of the COVID-19 pandemic; constraints on the, or the unavailability of, adequate infrastructure; the political environment in North American and elsewhere, and public opinion; ability to access various sources of debt and equity capital; changes in credit ratings; counterparty credit risk; technology and cyber security risks; natural catastrophes; and certain other risks detailed from time to time in Pembina's public disclosure documents available at www.sedar.com, www.sec.gov and through Pembina's website at www.pembina.com.

This list of risk factors should not be construed as exhaustive. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. The forward-looking statements contained in this document speak only as of the date of this document. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. Readers are cautioned that management of Pembina approved the financial outlook contained herein as of the date of this press release. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Non-GAAP Measures

In this news release, Pembina has used the terms net revenue, adjusted earnings before interest, taxes, depreciation and amortization (adjusted EBITDA), cash flow from operating activities per common share, adjusted cash flow from operating activities, and adjusted cash flow from operating activities per common share, which do not have any standardized meaning under International Financial Reporting Standards ("IFRS"). Since these non-GAAP financial measures do not have a standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies, securities regulations require that non-GAAP financial measures be clearly defined, qualified and reconciled to their most directly comparable GAAP measure. These non-GAAP measures are calculated and disclosed on a consistent basis from period to period. Specific adjusting items may only be relevant in certain periods. The intent of non-GAAP measures is to provide additional useful information respecting Pembina's financial and operational performance to investors and analysts and the measures do not have any standardized meaning under IFRS. The measures should not, therefore, be considered in isolation or used in substitute for measures of performance prepared in accordance with IFRS.

Non-GAAP Proportionate Consolidation of Investments in Equity Accounted Investees Results

In accordance with IFRS, Pembina's jointly controlled investments are accounted for using equity accounting. Under equity accounting, the assets and liabilities of the investment are net into a single line item in the Consolidated Statement of Financial Position, "Investments in Equity Accounted Investees". Net earnings from Investments in Equity Accounted Investees are recognized in a single line item in the Consolidated Statement of Earnings and Comprehensive Earnings, "Share of Profit from Equity Accounted Investees". Cash contributions and distributions from Investments in Equity Accounted Investees represent Pembina's proportionate share of cash paid and received in the period to and from the equity accounted investment.

To assist the readers' understanding and evaluation of the performance of these investments, Pembina is supplementing the IFRS disclosure with non-GAAP disclosure of Pembina's proportionately consolidated interest in the Investments in Equity Accounted Investees. Pembina's proportionate interest in Investments in Equity Accounted Investees has been included in adjusted EBITDA.

Other issuers may calculate these non-GAAP measures differently. Investors should be cautioned that these measures should not be construed as alternatives to revenue, earnings, cash flow from operating activities, gross profit or other measures of financial results determined in accordance with GAAP as an indicator of Pembina's performance. For additional information regarding non-GAAP measures, other than as described herein, including reconciliations to, the most directly comparable measures recognized by GAAP, please refer to Pembina's management's discussion and analysis for the three and twelve months ended December 31, 2020, which is available online at www.sedar.com, www.sec.gov and through Pembina's website at www.pembina.com.

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SOURCE Pembina Pipeline Corporation

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For further information: Investor Relations, Scott Arnold, Manager Investor Relations, (403) 231-3156, 1-855-880-7404, E-mail: investor-relations@pembina.com, www.pembina.com

CO: Pembina Pipeline Corporation

CNW 17:01e 25-FEB-21